UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)



                          MONTEREY BAY BANCORP, INC.
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                   61239H107
                                (CUSIP Number)

                               Dr. Luca Fossati
                            Findim Investments S.A.
                              Gradinata Forghee 2
                             Massagno, Switzerland
                               011-41-91-568916

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 17, 1996

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

 CUSIP No. 649389103

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Findim Investments S.A.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   (a) ( )
                                   (b) ( )

  3  SEC USE ONLY
  4  SOURCE OF FUNDS*

     WC

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                   ( )

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7  SOLE VOTING POWER:

     261,500 shares of Common Stock

  8  SHARED VOTING POWER:  0

  9  SOLE DISPOSITIVE POWER:

     261,500 shares of Common Stock

 10  SHARED DISPOSITIVE POWER:  0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     261,500 shares of Common Stock

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

          ( )

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

 14  TYPE OF REPORTING PERSON*

     CO




     This Amendment No. 2 is filed on behalf of Findim Investments S.A. ("Findim") and amends the initial statement dated November 6, 1996 (the "Initial Statement"), as amended by Amendment No. 1 thereto, with respect to shares of common stock, $.01 par value (the "Shares"), of Monterey Bay Bancorp, Inc., a California corporation (the "Issuer"), whose principal executive offices are located at 36 Brennan Street, Watsonville, California

95076. The purpose of this Amendment No. 2 is to amend Items 3 and 5 of the Initial Statement and to add thereto the information set forth below under the appropriate item headings.


ITEM 3.  Source and Amount of Funds For Other Consideration.

     Findim used its own funds to purchase 15,000 shares of the Company on December 16, 1996 for a total purchase price of $223,264.

     Findim used its own funds to purchase 20,000 shares of the Company on December 17, 1996 for a total purchase price of $297,500.

ITEM 5.  Interest in Securities of Issuer.

     (a) Findim is the beneficial owner of 261,500 Shares or 8.1% of the outstanding Shares of the Issuer (based on a total of 3,243,358 Shares outstanding as reported in the Issuer's press release on PRNewswire dated December 10, 1996). None of Findim S.p.A. (as defined in the Initial Statement), Dafofin or, to the best knowledge of Findim, any of the persons set forth in Exhibit 1 of the Initial Statement are the beneficial owner of any Shares except (where applicable) by virtue of their direct or indirect ownership interest in and/or control of Findim.

     (b) Findim has the sole power to vote or to direct the vote as to 261,500 Shares and has the sole power to dispose or to direct the disposition of all such Shares. None of Findim S.p.A., Dafofin or, to the best knowledge of Findim, any of the persons set forth in Exhibit 1 of the Initial Statement has the sole or shares power to vote or to direct the vote or to dispose of or to direct the disposition of any Shares, except (where applicable) by virtue of their direct or indirect ownership interest in and/or control of Findim.

     (c) During the past 60 days, none of Findim, Findim S.p.A., Dafofin or, to the best knowledge of Findim, any of the persons set forth in Exhibit 1 of the Initial Statement has effected any transactions in the Shares, except for the following purchases:


                        Amount          Price
                        of              per
 Date                   Shares          Share           Description           Purchaser

 December 16, 1996      15,000          $14.88          Market Purchase       Findim

 December 17, 1996       20,000         $14.88          Market Purchase       Findim

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 20, 1996   FINDIM INVESTMENTS S.A.


                            /s/ Dr. Luca Fossati
                            Dr. Luca Fossati
                            President and Director